NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on January 3, 2017, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on December 16, 2016 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Western Asset Emerging Markets Income Fund Inc. and Western Asset Emerging Markets Debt Fund Inc. became effective on December 16, 2016, Each share of common Stock of Western Asset Emerging Markets Income Fund Inc. was converted into an equivalent dollar amount (to the nearest $0.001) of full shares of common stock of Western Asset Emerging Markets Debt Fund Inc., based on the net asset value of each Fund on the date preceding each respective Merger. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on December 19, 2016.